              UNITED STATES                -------------------------------------
   SECURITIES AND EXCHANGE COMMISSION
         WASHINGTON, D.C. 20549                        OMB APPROVAL
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               FORM 12B-25                 OMB Number:              3235-0058
                                           Expires:            April 30, 2009
       NOTIFICATION OF LATE FILING         Estimated average burden
                                           Hours per form................2.50
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                                                SEC FILE NUMBER: 001-33252
                                                CUSIP NUMBER:   48203X309
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(Check One): [X]Form 10-K and Form 10-KSB      [ ]Form 11-K      [ ]Form 20-F

[ ]Form 10-Q and Form 10-QSB      [ ]Form N-SAR

               For Period Ended: December 31, 2006
                                 -----------------
               [  ] Transition Report on Form 10-K
               [  ] Transition Report on Form 20-F
               [  ] Transition Report on Form 11-K
               [  ] Transition Report on Form 10-Q
               [  ] Transition Report on Form N-SAR
               For the Transition Period Ended: __________________________

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  Read Instructions (on back page) Before Preparing Form. Please Print or Type.
      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

                           JUNIPER CONTENT CORPORATION
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                             Full Name of Registrant

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                            Former Name if Applicable

                         56 West 45th Street, Suite 805
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            Address of Principal Executive Office (Street and Number)

                            New York, New York 10036
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                            City, State and Zip Code

                       PART II - RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [X]    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c)  The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 10-KSB, 20-F,
11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

As a result of the completion of Company's business combination, the Company's
Annual Report on Form 10-KSB for the year ended December 31, 2006 could not be completed in time without unreasonable effort and expense to the Company.

                           PART IV - OTHER INFORMATION

(1)      Name and telephone number of person to contact
         in regard to this notification

              Stuart B. Rekant             (212)               398-3112
              ------------------           -----------         --------
                   (Name)                  (Area Code)       (Telephone Number)

(2)      Have all other periodic reports required under
         Section 13 or 15(d) of the Securities Exchange
         Act of 1934 or Section 30 of the Investment
         Company Act of 1940 during the preceding 12
         months or for such shorter period that the
         registrant was required to file such report(s)
         been filed? If answer is no, identify report(s)     [X] Yes   [ ] No

(3)      Is it anticipated that any significant change
         in results of operations from the corresponding
         period for the last fiscal year will be
         reflected by the earnings statements to be
         included in the subject report or portion
         thereof?                                            [X] Yes   [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that the Form 10-KSB will reflect the following changes in results of operations from the prior fiscal year:

The Company expects to record net income of approximately $164,270 for the year ended December 31, 2006, compared to net income of approximately $15,000 for the for the period from February 3, 2005 (inception) through December 31, 2005.

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                           JUNIPER CONTENT CORPORATION
                           ---------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 30, 2007              By: /s/ Stuart B. Rekant
     -------------------------         ---------------------
                                       Stuart B. Rekant, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
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